Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	 Twelve Months
	    Ended
	September 30,1998

Net Income	$ 153,058

Income Taxes	   64,385
	$ 217,443



Fixed Charges:
	Interest	$  64,486
	Amortization of Debt Discount,
		Expense and Premium	1,568
	Rentals	   34,875
			$ 100,929



Earnings Before Income Taxes
	and Fixed Charges	$ 318,372



Ratio of Earning to Fixed Charges	   3.15 x